NEWS RELEASE

Crosshair Releases Shares to Universal

Dated: March 16th, 2010	(NYSE Amex: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ) (TSX: CXX) (“Crosshair”) announced on April 28, 2009 that it commenced an action in British Columbia Supreme Court against Universal Uranium Ltd (TSX.V: UUL) (“Universal”) alleging that Universal had knowledge of trades that artificially inflated the market price of shares of Universal at the time that Crosshair agreed to purchase property and securities of Universal.  The action relates to certain agreements Crosshair entered into with Universal to acquire all of Universal’s interest in its project in the Central Mineral Belt of Labrador and to purchase securities of Universal by way of a private placement.  Universal filed a Statement of Defence and Counterclaim in the British Columbia Supreme Court on May 13, 2009.  Crosshair filed a Statement of Defence to the counterclaim made by Universal on May 26, 2009.

As a result of the dispute between Crosshair and Universal, Computershare Investor Services Inc. (the “Transfer Agent”) has been holding back the shares and warrants scheduled to be released to Universal pursuant to an Escrow Agreement since April 28, 2009.  On August 17, 2009, Universal served Crosshair with a Notice of Motion seeking an Order that the Transfer Agent release the Crosshair shares and warrants held in escrow and that Crosshair cease directing the Transfer Agent to hold back those shares and warrants.  On March 16, 2010, the British Columbia Supreme Court ordered that the Transfer Agent release to Universal the Crosshair shares and warrants as scheduled under the Escrow Agreement.

Pursuant to the Escrow Agreement, Crosshair will release 5,715,000 shares and 4,284,000 warrants to Universal immediately with the final tranche of 1,429,000 shares and 1,074,000 warrants to be released to Universal on July 29, 2010. Each warrant entitles Universal to purchase an additional common share in the capital of Crosshair at CDN$1.00 per share until July 30, 2011 subject to early expiry in the event that the average trading price of Crosshair’s common shares exceeds CDN$2.00 for a period of 20 days while the warrants are outstanding.

Crosshair is disappointed by the Order but emphasizes that it is in no way a determination of the ultimate merits of Crosshair’s claim, which is scheduled to be adjudicated by the British Columbia Supreme Court beginning on September 20, 2010.  Crosshair remains confident that its action against Universal is grounded in both fact and law.  To that end, Crosshair, under sanction of court order, continues to obtain and review trading records and other documents from dealers whose clients traded in Universal shares during the period in which share value is alleged to have been artificially inflated in order to identify the reasons for the dramatic increase in the market price of shares in Universal.

Further details of the action can be found in the Writ of Summons and Statement of Claim, which are available on Crosshair’s website at: http://www.crosshairexploration.com/s/SummonsStatementClaim.asp.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and gold in the US and Canada.   Its flagship Project, Bootheel, is located in uranium mining friendly Wyoming and with its in-situ mining potential; Bootheel is designed for near term production.  The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources – C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is comprised of knowledgeable and experienced professionals with both exploration and mining backgrounds.

For more information on Crosshair and its properties, please visit the website at: www.crosshairexploration.com.

ON BEHALF OF THE CROSSHAIR BOARD
"Mark J. Morabito"
Executive Chairman

T: 604-681-8030
F: 604-681-8039
E: info@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.